Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Outlook Therapeutics, Inc.:
We consent to the incorporation by reference in the Registration Statements (Nos. 333-211362, 333-216081 and 333-223064) on Form S-8, (Nos. 333-223063 and 333-212351) on Form S-3 and (No. 333-216610) on Form S-1 of Outlook Therapeutics, Inc. of our report dated December 18, 2018, with respect to the consolidated balance sheets of Outlook Therapeutics, Inc. as of September 30, 2018 and 2017, and the related consolidated statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended and related notes (collectively, the consolidated financial statements), which report appears in the September 30, 2018 annual report on Form 10-K of Outlook Therapeutics, Inc.
Our report dated December 18, 2018 contains an explanatory paragraph that states that Outlook Therapeutics, Inc. has incurred recurring losses and negative cash flows from operations since inception and has an accumulated deficit at September 30, 2018 of  $216.3 million, $13.5 million of senior secured notes that may become due in fiscal 2019 and $4.6 million of unsecured indebtedness, $1.0 million of which is due on demand, and $3.6 million of which matures December 22, 2018, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ KPMG LLP
Philadelphia, Pennsylvania
December 18, 2018